BITECH TECHNOLOGIES CORPORATION

600 Anton Boulevard, Suite 1100

Costa Mesa, California 92626

October 17, 2022

CORRESPONDENCE FILING VIA EDGAR

Mr. Alan Campbell

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitech Technologies Corporation
Registration Statement Filed on Form S-1/A (Amendment No. 2)
(File No. 333-266887)

Dear Mr. Campbell:

On behalf of Bitech Technologies Corporation (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 A.M. Eastern Time on October 19, 2022, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Craig D. Linder, Esq. of Anthony L.G., PLLC, at (561) 514-0936, if you have any questions concerning this request.

Sincerely,

/s/ Benjamin Tran
Benjamin Tran
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC